UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-3480

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)

MDU RESOURCES GROUP, INC.
(Name of issuer of securities held pursuant to the plan)

MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2005	2004
Assets:
Investments (Notes 3 and 5)	$480,673,421	$395,053,484

Cash and cash equivalents (Note 4)	4,528,171	3,415,749
	485,201,592	398,469,233

Receivables:
Employer contributions	5,783,818	4,591,885
Participant contributions	889,307	676,508
Dividends	1,499,677	1,470,078
Other	---	3,772,714

Net assets available for benefits	$493,374,394	$408,980,418

The accompanying notes are an integral part  of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005

Additions to Net Assets Attributed to:

Investment income:
Dividends	$5,928,260
Interest	2,158,923
Net realized/unrealized appreciation in fair value of investments (Note 3)	61,461,678

69,548,861
Contributions:
Employers	15,402,060
Employees	23,753,844
Employee rollover	5,609,761

44,765,665

Total additions	114,314,526

Deductions from Net Assets Attributed to:

Distributions to terminated participants	36,057,777
Administrative expenses	90,765

Total deductions	36,148,542

Net increase in net assets available for benefits before plan mergers	78,165,984

Transfer of assets due to plan mergers (Note 6)	6,227,992

Net assets available for benefits at beginning of year	408,980,418

Net assets available for benefits at end of year	$493,374,394

The accompanying notes are an integral part of this financial statement.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General -

The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (the Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (the Code), and the regulations thereunder.

The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Administrative Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the plan document are subject to approval by the Board of Directors of the Company.

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the plan subject to the provisions of ERISA. The Board of Directors of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.

The Committee is the plan administrator. The Committee consists of those individuals serving from time to time in the position of or related position of the following: Chief Administrative Officer of the Company, Chief Financial Officer of the Company, Vice President - Human Resources of the Company, and any number of other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or an affiliate of the Company. The recordkeeper and trustee of the Plan are New York Life Investment Management LLC (the Recordkeeper) and New York Life Trust Company (the Trustee), respectively.

The Plan contains three parts: (1) The Deferred Savings feature, which allows an eligible employee to elect a pre-tax deferral of a portion of current compensation into a tax-exempt trust and allows Employers to provide for employer matching contributions (standard and prevailing wage law qualified) based on the amount of the eligible employee’s pre-tax deferral contribution, (2) The MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) feature, which is the part of the Plan related to participation in the ESOP, and (3) The Profit Sharing/Special Contribution feature, which allows the Employers to make discretionary contributions to the individual accounts of eligible employees, based on attainment of pre-determined earnings levels, and nondiscretionary contributions based on compensation of eligible employees.

Deferred Savings

Eligibility -

Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and regular full-time or part-time employees.

Contributions -

The Plan allows participants who are highly compensated employees to elect pre-tax deferral contributions varying from one percent through 22 percent and participants who are not highly compensated employees to elect pre-tax deferral contributions varying from one percent to 50 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $14,000 for the 2005 Plan year. The Plan also allows participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make catch-up elective deferrals of up to $4,000 for 2005. All participant contributions are credited to the participant’s Savings Contribution Account. In addition, the Plan accepts rollover contributions from an eligible retirement plan or an individual retirement account that holds only assets distributed from a qualified plan. Such savings contributions on behalf of a participant are credited to the participant’s Rollover Account. As of August 1, 2005, rollover contributions may include after-tax employee contributions.

An election is made by each participant to allocate contributions in one percent increments to any or all of the following 13 currently available investment options:

-	MDU Resources Group, Inc. Common Stock Fund (MDU Resources Stock Fund)
-	New York Life Insurance Anchor Account - Stable Value Option
-	American Funds - EuroPacific Growth Fund - International Growth Mutual Fund
-	American Funds - The Growth Fund of America - Growth Mutual Fund
-	Baron Asset Fund - Growth Mutual Fund
-	Davis New York Venture Fund - Growth Mutual Fund
-	Dodge & Cox Balanced Fund - Growth and Income Mutual Fund
-	Forward Hoover Small Cap Equity Fund - Growth Mutual Fund
-	MainStay Indexed Bond Fund - Income Mutual Fund
-	MainStay S&P 500 Index Fund - Growth and Income Mutual Fund
-	MainStay Small Cap Opportunity Fund - Growth Mutual Fund
-	Royce Total Return Fund - Small-Cap Value Fund
-	Templeton Foreign Fund - International Equity Mutual Fund

Employer Contributions -

Each participant’s Employer may elect to provide a standard matching contribution, equal to a percentage of such participant’s monthly pre-tax deferral contributions up to a specified percent of the participant’s compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. In addition, the participant’s Employer may make an additional discretionary variable matching contribution based on the Employer’s attainment of pre-determined earnings levels. Standard matching contributions and variable matching contributions are credited to such participant’s Matching Contribution Account. As of August 1, 2005, all matching contributions are made in cash to the participant’s Matching Contribution Account and invested as directed by the participant.

The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998, as amended. Contributions to the MDU Resources Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market. All such market purchases may be made at such prices as the Trustee may determine in its sole and absolute discretion. The Trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock.

Vesting -

A participant’s interest in a Savings Contribution Account, Rollover Account or a Matching Contribution Account is at all times fully vested and nonforfeitable. Participant accounts are valued on a daily basis.

Distributions and Withdrawals -

The amount credited to a participant’s Savings Contribution Account, Rollover Account and Matching Contribution Account shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/ beneficiaries. The Plan only allowed single-sum distributions for the year ended December 31, 2005. As of January 1, 2006, distributions may also be taken in annual installments over a period of time, not to exceed five years. Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund are in the form of stock certificates, except for distributions of fractional shares which are in the form of cash.

A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions.

Participant Loans -

A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as determined by the Committee.

ESOP

Eligibility -

Participation in the ESOP feature of the Plan is limited to employees who were participants in the ESOP before January 1, 1987.

Contributions -

As of January 1, 1987, ESOP Accounts have been suspended and no additional contributions shall be made by the Company or participants to such accounts, other than to reflect dividends or other earnings.

Vesting -

A participant’s interest in an ESOP Account is at all times fully vested and nonforfeitable.

Distributions -

Distributions are consistent with the Deferred Savings feature previously mentioned, except for participant loans, which are not available to ESOP Accounts.

Each participant with an ESOP Account may diversify within the Plan their entire ESOP account balance.

Profit Sharing/Special Contributions

Contributions -

Profit sharing contributions are made based on the discretion of the Board of Directors of the Company or Board of Directors of any of the Employers. Special contributions are nondiscretionary contributions made to certain eligible employees equal to a certain percent of their eligible compensation. Profit sharing/special contributions are credited to such a participant’s Profit Sharing Account. Participants may choose to invest profit sharing/special contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/special contributions totaling $5.4 million and $4.2 million were credited to participant accounts for the years ended December 31, 2005 and 2004, respectively.

Vesting -

Generally, a participant’s interest in a Profit Sharing Account is 100 percent vested after completing three years of service; however, certain grandfathered vesting schedules are maintained due to plan mergers.

Distributions and Withdrawals -

Generally, the vested portion of the Profit Sharing Account is distributed in the same manner as the Deferred Savings feature previously mentioned; however, certain grandfathered distribution features are maintained due to plan mergers.

Loans -

Loans may be made from the vested portion of the Profit Sharing Account in the same manner as the Deferred Savings feature previously mentioned.

Forfeited Accounts -

At December 31, 2005, forfeited nonvested Profit Sharing Accounts totaled approximately $158,000. These forfeited nonvested accounts were used to reduce the employer profit sharing contributions to the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting -

The financial statements of the Plan are maintained on an accrual basis.

Investment Valuation -

Investments held by the Plan are carried at fair value. Fair value for the MainStay Cash Reserves Fund approximates cost. The Plan’s other investment valuations, as determined by the trustee, are based on published market quotations. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments -

Distributions to Plan participants are recorded when paid.

Contributions -

Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Administrative Expenses -

Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $1.3 million for the year ended December 31, 2005. Administrative expenses of the Plan related to the MDU Resources Stock Fund commissions and loan fees were paid by the Plan and were approximately $91,000 for the year ended December 31, 2005. All other administrative expenses were paid by the Company.

Use of Estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Other -

Securities transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3. Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2005	2004
MDU Resources Stock Fund	$259,113,947	$216,827,933	*
New York Life Insurance Anchor Account	47,223,309	40,779,228
Dodge & Cox Balanced Fund	40,938,010	32,661,928
MainStay S&P 500 Index Fund	27,971,664	26,320,540
The Growth Fund of America	25,415,343	19,858,748
*	Includes both participant and nonparticipant-directed investments.

During 2005, the fair value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

MDU Resources Stock Fund	$48,909,640
Mutual Funds	12,552,038
$61,461,678

4. Cash and Cash Equivalents

Cash and cash equivalents represent funds temporarily invested in the MainStay Cash Reserves Fund to provide liquidity for fund reallocations and distributions of the MDU Resources Stock Fund.

5. Nonparticipant-directed Investments

Beginning August 1, 2005, all contributions are invested as directed by each participant. There are no nonparticipant-directed assets at December 31, 2005. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2004, is as follows:

	December 31,
	2004
Net assets, at fair value:
MDU Resources Stock Fund	$72,402,797	*
MainStay Cash Reserves Fund	1,141,615
Employer receivable	426,664
Dividends receivable	486,648
	$74,457,724
* Represents 5 percent or more of the Plan’s net assets at December 31.

The activity from January 1, 2005 through July 31, 2005, for nonparticipant-directed investments is as follows:

Changes in net assets:
Contributions	$3,676,285
Dividends	980,492
Interest	16,131
Net appreciation	10,994,884
Distributions to participants	(1,342,553)
Transfers to participant-directed options	(88,780,788)
Administrative expenses	(2,175)
$(74,457,724)

6. Plan Mergers

On August 1, 2005, the Hawaiian Cement Non-Salaried Employees 401(k) Plan (Hawaiian Cement Plan) merged into the Plan. The net assets transferred by the Hawaiian Cement Plan were $1.8 million.

On December 1, 2005, the Bauerly Brothers, Inc. Davis-Bacon Pension Plan (Bauerly Davis-Bacon Plan) and the Buffalo Bituminous, Inc. Davis-Bacon Pension Plan (Buffalo Davis-Bacon Plan) were merged into the Plan. The net assets transferred by the Bauerly Davis-Bacon Plan and the Buffalo Davis-Bacon Plan were $4.4 million.

7. Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 26, 2003, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on February 22, 2002. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan will take all necessary steps to maintain its qualified tax status.

8. Related-Party Transactions

The New York Life Insurance Anchor Account, MainStay Indexed Bond Fund, MainStay S&P 500 Index Fund, MainStay Small Cap Opportunity Fund and MainStay Cash Reserves Fund are managed by and are related parties to the Trustee. These arrangements qualify as exempt party-in-interest transactions.

9. Prohibited Transactions

There were no nonexempt prohibited transactions, other than those listed in Schedule H, Line 4a, Schedule of Delinquent Participant Contributions, with respect to the Plan during the plan year ended December 31, 2005.

10. Subsequent Event

Effective January 1, 2006, certain Employers in the Plan have established a special contribution feature limited to employees hired after December 31, 2005. For each plan year, eligible employees will receive a contribution equal to five percent of compensation. Vesting and distribution provisions are consistent with profit sharing/special contributions previously mentioned.

SUPPLEMENTAL
SCHEDULES

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2005

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions

October 2004 $3,911	$3,911

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Issuer	Description	Cost	Current Value

MDU Resources Group, Inc.
Common Stock *	7,914,270 shares	$125,197,673	$259,113,947

Mutual Funds:
American Funds - EuroPacific Growth Fund	190,243 units	6,552,404	7,729,582
American Funds - The Growth Fund of America	828,401 units	20,987,712	25,415,343
Baron Asset Fund	254,359 units	12,301,682	14,317,845
Davis New York Venture Fund	318,364 units	9,332,599	10,728,872
Dodge & Cox Balanced Fund	503,295 units	36,632,398	40,938,010
Forward Hoover Small Cap Equity Fund	320,460 units	6,029,352	6,216,924
MainStay Indexed Bond Fund *	1,115,946 units	12,174,121	11,996,416
MainStay S&P 500 Index Fund *	972,589 units	27,269,727	27,971,664
MainStay Small Cap Opportunity Fund *	506,727 units	9,521,495	9,349,116
Royce Total Return	444,557 units	5,140,609	5,601,417
Templeton Foreign Fund	478,276 units	5,254,177	6,064,541

Money Market Fund:
MainStay Cash Reserves Fund *	4,528,171 units	4,528,171	4,528,171

Pooled Separate Account:
New York Life Insurance Anchor Account *	47,223,309 units	47,223,309	47,223,309

Participant Loan Funds *	5.00% to 11.50%**	---	8,006,435

		$328,145,429	$485,201,592
  * Indicates party-in-interest investment.
** Loan maturities range from May 1, 2006 through December 3, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MDU Resources Group, Inc.

We have audited the accompanying statements of net assets available for benefits of the MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 14, 2006

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

  MDU Resources Group, Inc.
  401(k) Retirement Plan

Date: June 15, 2006                             By /s/ Cindy C. Redding
Cindy C. Redding
Chairman, Employee Benefits
Administrative Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70622 of MDU Resources Group, Inc. on Form S-8 of our report dated June 14, 2006, appearing in this Annual Report on Form 11-K of MDU Resources Group, Inc. 401(k) Retirement Plan for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 15, 2006